SEC FILE NO. 70-8179







                          SECURITIES AND EXCHANGE COMMISSION

                               WASHINGTON, D.C.  20549














                               CERTIFICATE PURSUANT TO

                                       RULE 24

                                OF FINAL COMPLETION OF

                                     TRANSACTIONS













                               GPU INTERNATIONAL, INC.




                          SECURITIES AND EXCHANGE COMMISSION

                                WASHINGTON, D.C. 20549




          ----------------------------------------X
                 In the Matter of                 )
                                                  )
          GPU INTERNATIONAL, INC.                 )
                                                  )
                SEC File No. 70-8179              )
                                                  )
               (Public Utility Holding            )
                Company Act of 1935)              )
          ----------------------------------------X

          To the Members of the Securities and Exchange Commission:

                    The  undersigned,  GPU  International,  Inc.  (formerly

          known  as Energy  Initiatives, Inc.)  ("GPUI"), hereby  certifies pursuant  to Rule 24 of  the General Rules  and Regulations under the  Public Utility Holding Company Act of 1935, as amended, that the  transactions authorized  by  the Commission's  Order,  dated

          September  7, 1993, and Supplemental Order,  dated June 13, 1994,

          have been carried out in accordance with the terms and conditions of, and  for  the purposes  represented by,  the Application,  as post-effectively amended, in SEC File No. 70-8179, as follows:

               1.   On December 31,  1996, GPUI, Polsky Energy  Corporation

          ("Cogen  Corp.")  and Michael  Polsky,  as  assignee of  Allstate

          Insurance Company and Allstate Life Insurance Company  ("Polsky")

          entered  into  Amendment No.  1  (the "Amendment")  to  the Stock

          Purchase   Agreement  dated   as  of   September  7,   1993  (the

           Agreement ), which, among other things, (i) reduced to 191 and 9 the number of shares  of Cogen Corp.'s Class C  Non-Voting Common

          Stock   and   Class   D   Voting   Common   Stock,   respectively

          (collectively, the "Shares") which GPUI was obligated to purchase on July 1, 1996 and (ii) extended the date on which such purchase from the Company was required to be made.

               2.   On January  3, 1997, GPUI acquired  the Shares pursuant

          to the terms of the Agreement, as amended by the Amendment.  GPUI paid to Cogen  Corp. an aggregate of $500,000 for  the Shares, or

          $2,500 per share.

               3.   GPUI  has  purchased from  Cogen Corp.  a total  of 915

          Shares of Class D Voting Common Stock and 2,085 shares of Class C

          Non-Voting  Common  Stock  for  an aggregate  purchase  price  of

          $7,500,000  or $2,500  per share.   GPUI's  ownership of  Class D

          Voting Common Stock does not exceed 4.9% of the total outstanding voting power of Cogen Corp.'s capital stock.

               4.   The following exhibits are filed herewith in Item 6:

                    B-1       Amendment No. 1 to Stock Purchase Agreement

                    F-1(a) "Past-tense" opinion of Berlack, Israels & Liberman LLP.































                                      SIGNATURES



                    PURSUANT  TO  THE REQUIREMENTS  OF  THE  PUBLIC UTILITY

          HOLDING COMPANY  ACT OF  1935, THE  UNDERSIGNED COMPANY HAS  DULY

          CAUSED  THIS  STATEMENT  TO  BE  SIGNED  ON  ITS  BEHALF  BY  THE

          UNDERSIGNED THEREUNTO DULY AUTHORIZED.


                                        GPU INTERNATIONAL, INC.




                                        By:/s/ B. L. Levy

                                           B. L. Levy, President


          Date:  January 29, 1997